SCHEDULE 13G
Amendment No. 6
Name of Issuer: United PanAm Financial Corp.
Title of Class of Securities: Common Stock
CUSIP Number: 911301109
Item 1: Reporting Person: Wasatch Advisors, Inc. 87-0319391
Item 2: Check Box If Member of Group: Not Applicable
Item 3: SEC Use
Item 4: Place of Organization: Utah
Items 5-8: Number of Shares Owned With:
Item 5: Sole Voting Power: 1,401,676
Item 6: Shared Voting Power: 0
Item 7: Sole Dispositive Power: 1,401,676
Item 8: Shared Dispositive Power: 0
Item 9: Aggregate Amount Owned: 1,401,676
Item 10: Check Box If Aggregate Amount Excludes Certain Shares: N/A
Item 11: Percent of Class Owned: 8.9%
Item 12: Type of Reporting Person: IA

Item 1(a): Name of Issuer: United PanAm Financial Corporation
Item l(b): Address of Issuer:
18191 Von Karman Avenue, Suite 300, Irvine, CA 92612
Item 2(a): Name of Person Filing: Wasatch Advisors, Inc.
Item 2(b): Address: 150 Social Hall Avenue, Salt Lake City, UT 84111
Item 2(c): Citizenship: Not Applicable
Item 2(d): Title of Class of Securities: Common Stock
Item 2(e): CUSIP Number: 911301109
Item 3(e): Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
Item 4(a): 	Amount Owned: 1,401,676
Item 4(b): 	Percent of Class Owned: 8.9%
Item 4(c)(i): Sole Voting Power: 1,401,676
Item 4(c)(ii): Shared Voting Power: 0
Item 4(c)(iii): Sole Dispositive Power: 1,401,676
Item 4(c)(iv): Shared Dispositive Power: 0
Item 5: Check Box If Ownership Is 5% or Less of Class: [ ]
Item 6. Ownership of More Than 5% on Behalf of Another Person: N/A
Item 7: Identification of Subsidiary: Not Applicable
Item 8: Identification of Members of Group: Not Applicable
Item 9: Notice of Dissolution of Group: Not Applicable
Item 10: Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 2008.
Date: 02/17/09
Signature: /s/Jeff S. Cardon
Name/Title: Jeff S. Cardon/President